Exhibit 99.1

NEWS RELEASE

Fortuna Completes Divestiture of Yaramoko Mine and Provides Updated 2025 Production and Cost Guidance

Vancouver, May 13, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) is pleased to announce the successful completion of the sale of its interest in Roxgold Sanu SA (“Roxgold Sanu”), together with the Company’s three other wholly-owned Burkina Faso subsidiaries (together with Roxgold Sanu, the “Acquired Companies”) to Soleil Resources International Ltd. (“SRI”), a private Mauritius company (the “Transaction”). Roxgold Sanu owns and operates the Yaramoko Mine in the Balé Province, Burkina Faso. The Transaction closed pursuant to the terms of a definitive share purchase agreement (the “Share Purchase Agreement”). All references to dollar amounts in this news release are expressed in US dollars.

Jorge A. Ganoza, President and CEO, commented, “We’re taking the opportunities a strong gold market provides to streamline our asset portfolio. The recent closings of the high-cost San Jose Mine sale in April and the Yaramoko Mine sale in May represent the divestment of two operations with limited reserve life.” Mr. Ganoza continued, “In the case of Yaramoko, we received a compelling offer that provided a prudent exit from a jurisdiction where we are no longer pursuing exploration activities and where the operating and security landscape remains challenging.”

Mr. Ganoza concluded, “Collectively, these transactions enable us to shift our focus away from mine closures - reallocating approximately $50 million in capital and freeing up management capacity - to pursue higher-value opportunities aligned with our strategic objectives.”

The proceeds from the sale increase the Company´s first quarter cash and short term investments to over $380 million and liquidity to over $530 million.

Details of the Transaction

Under the terms of the Share Purchase Agreement, SRI acquired all of the issued and outstanding shares of the Acquired Companies held by Fortuna’s subsidiaries in consideration for the payment of $70 million in cash. Prior to the closing of the Transaction, Roxgold Sanu paid to the Company a cash dividend in the amount of $53.8 million plus $3.7 million in withholding tax. The agreement also provides that the Company has the right to receive up to approximately $53 million of value added tax receivables upon the completion of certain conditions.

The Company has now ceased all operations in Burkina Faso.

Updated 2025 Production and Cost Guidance Reflects Streamlining of the Portfolio

Following the divestiture of the Yaramoko Mine, Fortuna has updated its consolidated production and cost guidance for 2025.

•	Gold equivalent production guidance has been updated to 309,000 to 339,000 ounces, down from the original range of 380,000 to 422,000 ounces; an 18 percent reduction at the midpoint.

Consolidated cash cost guidance remains unchanged in the original range of $895 to $1,015 per gold equivalent ounce (“GEO”).

•	All-in Sustaining Cost (AISC) guidance has been updated to a range of $1,670 to $1,765 per GEO, up from the previous estimate of $1,550 to $1,680 per GEO. This adjustment indicates a 6% increase over the midpoint of original guidance and primarily reflects the net impact of the exclusion of the Yaramoko Mine's contribution, and a reduction in the AISC estimate for the Lindero Mine.

The updated AISC guidance continues to account for expenditures totaling approximately $45 per GEO, including:

•	$5.3 M for the upgrade of the Company’s enterprise resource planning (“ERP”) system to SAP S/4HANA
•	$2 M in land compensation payments at Séguéla
•	$7 M in incremental government royalty payments at the Séguéla Mine

2025 Updated Annual GEO Production and AISC Guidance by Mine

Mines	2025 Original (000 oz)	2025 Updated (000 oz)	AISC Original[1,2,5] (US$/oz)	AISC Updated[1,2,5] (US$/oz)
Silver
Caylloma, Peru[3]	3,670 – 4,080	3,670 – 4,080	21.7 - 24.7	21.7 - 24.7
Gold
Séguéla, Côte d’Ivoire	134 - 147	134 - 147	1,500 - 1,600	1,500 - 1,600
Lindero, Argentina[4]	93 – 105	93 - 105	1,600 - 1,770	1,600 - 1,720
Yaramoko, Burkina Faso[6]	107 - 121	38	1,165 - 1,320	1,410
Consolidated GEO Total	380 - 422	309 - 339	$1,550 - 1,680[7]	$1,670 - 1,765[7]

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below
2.	AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb, and $2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.
3.	Silver equivalent is calculated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb and $2,700/t Zn. The guidance assumes an exchange rate of 0.89 USD/EUR. For Argentina, it assumes an annual inflation rate of 29 percent and an annual devaluation of 18 percent.
4.	The cost guidance for the Lindero Mine does not take into account potential changes by the new Argentine Government to national macroeconomic policies, the taxation system and import and export duties which, if implemented, may have a material impact on costs
5.	Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the Company’s four mines which were operating during the year ended December 31, 2024, as follows:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
Silver	($/oz Ag Eq)	($/oz Ag Eq)
Caylloma, Peru	14.12	21.72
Gold	($/oz Au)	($/oz Au)
Lindero, Argentina	1,051	1,793
Yaramoko, Burkina Faso	860	1,359
Séguéla, Côte d’Ivoire	584	1,153

a.	Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below.
b.	Silver equivalent was calculated at metal prices of $2,401/oz Au, $28.00/oz Ag, $2,072/t Pb and $2,786/t Zn for the year ended December 31, 2024.
c.	Further details on the cash costs and AISC for the year ended December 31, 2024 are disclosed on pages 31, 33 and 35 (with respect to cash costs) and page 37 (with respect to AISC) of the Company’s management discussion and analysis (“MD&A”) for the year ended December 31, 2024 dated as of March 5, 2025 (“2024 MD&A”) which is available under Fortuna's SEDAR+ profile at www.sedarplus.ca and is incorporated by reference into this news release, and the note under “Non-IFRS Financial Measures” below

6.	Yaramoko production reported as of April 14, 2025; AISC reported as of March 31, 2025
7.	Refer to Appendix

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, Fortuna's right to receive certain additional payments upon the completion of certain conditions post-closing; estimated production forecasts for 2025; estimated cash costs and all-in sustaining cash costs for 2025; and the Company’s business strategy, plans and outlook. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance, anticipated future financial performance and anticipated production, costs and other metrics. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company’s business and operations. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks relating to the Company’s ability to replace its Mineral Reserves; capital and currency controls in foreign jurisdictions; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business, including relating to the newly elected government in Argentina; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; assessment of the carrying value of the Company’s assets, including the ongoing potential for material impairment and/or write downs of such assets; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; exchange rate and annual inflation rate assumptions in respect of cash cost and AISC guidance; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include cash costs and all-in sustaining cash costs. Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s 2024 MD&A, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The MD&A 2024 is available on SEDAR+ at www.sedarplus.ca.

Appendix

2025 updated consolidated AISC guidance

AISC Guidance ($/GEO)	2025 Guidance
Lindero	1,600	-	1,720
Caylloma	1,810	-	2,060
Yaramoko		1,410
Séguéla	1,500	-	1,600
Corporate G&A		116
Consolidated AISC	1,670	-	1,765

Note:

1.	AISC includes sustaining capital expenditures, worker’s participation (as applicable) commercial and government royalties mining tax, export duties (as applicable), subsidiary G&A and Brownfields exploration and is estimated at metal prices of $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb, and $2,700/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.